UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

 ☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

Jabez Biosciences, Inc.

(Exact name of issuer as specified in its charter)

Florida	99-3344534
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

2009 Mackenzie Way, Suite 100, Cranberry Twp., PA 16066

(Address, including zip code of principal executive offices)

888-645-3947

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information and financial data discussed below is derived from our unaudited financial statements, herein, for the period from January 1, 2025 to June 30, 2025. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing. The financial statements contained elsewhere in this filing fully represent our financial condition and operations; however, they are not indicative of our future performance.

Results of Operations

Results of Operations for the six months ended June 30, 2025 (unaudited)

Revenue: Management does not expect the Company to generate any significant , including product sales, for at least the next two years, if ever. The Company’s oncology product candidates remain in clinical development, and any revenues in upcoming periods are expected to be derived primarily from potential collaborations, licensing arrangements, or other strategic transactions rather than from commercial sales.

Research and development expense: The Company incurred $638,010 in research and development expenses during the six months ended June 30, 2025. These expenses were primarily associated with initiating the Company’s phase 1 clinical trial, including costs related to clinical trial material manufacturing, development of the clinical data management software platform, patent expenses, and other preparatory activities necessary to support the trial’s launch.

Other operating expenses: The Company incurred $711,194 in other operating expenses, including salaries and wages, professional services, and general and administrative expenses during the six months ended June 30, 2025.

Net loss: Net loss for the six months ended June 30, 2025, was $1,522,383.

The table below sets forth line items from the Company’s unaudited Statement of Operations for the period from January 1, 2025 to June 30, 2025.

Revenue:
Sales	$-

Total revenue	-

Expenses:
Research and development expense	638,010
Interest expense	174,273
Salaries and wages expense	282,462
Professional services expense	413,999
General and administrative expenses	14,733
Other expense	(1,094)

Net loss before income taxes	(1,522,383)

Provision for income taxes	-
Net loss	$(1,522,383)

Earnings per share - basic	$(0.04)
Earnings per share - diluted	$(0.04)
Weighted average shares outstanding - basic and diluted	36,928,974

Liquidity and Capital Resources

As of June 30, 2025, we had cash of $176,963. During the six months ended June 30, 2025, we used approximately $997,144 in cash for operating activities and were provided $850,100 through financing activities.

In fiscal year 2024, the Company entered into an unsecured note agreement with certain shareholders in the aggregate principal amount of $1,000,000. These notes bear interest at 10% per annum and a maturity date of October 15, 2024. Upon the occurrence and during the continuance of any default by the Company under these notes, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable. As of October 1, 2024, the above referenced notes were extended by mutual agreement of the Company and the note holders for an additional 90-day period and became due and payable on January 15, 2025. Both notes were paid in full on January 12, 2025.

In fiscal year 2024, the Company entered into an unsecured note agreement with an unrelated party in the principal amount of $250,000. The note bears interest of 50,000 and matures on March 16, 2026 . Interest and principal on the note is paid in an amount equal to fifty (50) percent of net proceeds, less expenses, from the sale of the Company’s Regulation A filing. All unpaid principal and interest is paid at maturity. Upon the occurrence and during the continuance of any default by the Company under these notes, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable. As additional consideration for the note, the Company agreed to issue 250,000 shares of our common stock to the note holder.

In fiscal year 2024, the Company entered into an unsecured note agreement with an unrelated party in the principal amount of $250,000. These note bears interest of at 6% per annum and with a maturity date on May 11, 2025. Upon the occurrence and during the continuance of any default by the Company under the note, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable. As additional consideration for the note, the Company agreed to issue 250,000 shares of our common stock to the note holder. On May 29, 2025, parties agreed to convert the principal of the note into 1,000,000 shares of common stock, accompanied with a put option that entitles the holder to require the company to repurchase 250,000 shares at a price of $300,000 on the 6-month anniversary of execution of the agreement. The repurchase option requires a thirty-day prior written notice of intent to exercise.

In April 2025, the Company entered into an unsecured note agreement with an unrelated party in the principal amount of $200,000 together with interest of 18% and with a maturity date of June 29, 2025. On June 29, 2025, accrued interest in the amount of $6,016 was paid in full, and the principal amount of the note was extended to a maturity date of August 29, 2025. All other terms and conditions of the note remained unchanged. As of June 30, 2025, the outstanding principal balance was $200,000 with accrued interest of $99. On August 29, 2025, accrued interest in the amount of $6,016 was paid in full and the principal amount of the note was extended to a maturity date of October 29, 2025. All other terms and conditions of the note remained unchanged.

During the six months ended June 30, 2025, the Company entered into subscription agreements with a third party to issue shares of its common stock. One of the Company’s non-officer directors is a member of the third party entity. Pursuant to these agreements, the Company issued 650,000 shares of common stock for total cash proceeds of $650,000, all of which was received during the six-month period ended June 30, 2025.

We believe the capital raised to date and through our existing offerings, combined with our cash on hand, will be sufficient to meet all financial needs and obligations for the next twelve months. However, our liquidity needs are affected by changes in business operations, including investments in product development.

The accompanying financial statements have been prepared in conformity with GAAP, which contemplate the continuation of the Company as a going concern, which is dependent upon the Company’s ability to obtain sufficient financing or establish itself as a profitable business. As of June 30, 2025, the Company had an accumulated deficit of $2,651,373 and net loss of $1,522,383. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date the financial statements are issued.

The Company’s continuation as a going concern is dependent upon its ability to obtain additional financing, generate revenues, and ultimately achieve profitable operations. We may also seek additional capital resources through public or private debt or equity offerings to support future growth opportunities or other corporate purposes. However, there can be no assurance that additional financing will be available on favorable terms, or at all.

Our liquidity may be impacted by a number of risks and uncertainties, including:

●	Economic Conditions: A downturn in the economy could negatively affect our ability to raise capital.

●	Credit Market Volatility: If the credit markets remain restrictive, our ability to obtain financing on favorable terms may be limited.

●	Operational Risks: Any disruptions in our operations, including supply chain issues or regulatory changes, could impact our ability to raise capital.

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this Offering Document, we believe that the accounting policies discussed above are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Cash Flows

Cash Flow used in Operating Activities

For the six months ended June 30, 2025, the Company used $997,144 in operating activities. The cash used in operations was primarily attributable to research and development expenses related to the initiation of the Company’s phase 1 clinical trial, general and administrative costs, and personnel-related expenses. As a pre-revenue development-stage company, we expect to continue incurring negative cash flows from operations in the near term as we advance our clinical and regulatory program.

Cash Flows from Financing Activities

The Company generated $850,100 in net cash from financing activities during the six months ended June 30, 2025. This amount primarily reflects proceeds from the issuance of common stock and promissory notes, which were used to fund operating and development activities. The Company made debt repayments of $800,000 during the period.

Material Cash Commitments. The Company’s material future cash commitments, to be paid from cash flows from operations, are to repay its current debt obligations and obligations in connection with the OSIF License Agreement. The Company does not have any material commitments for capital expenditures. The following table shows the material future commitments for the years ending December 31:

2025	$1,113,000
2026	301,648
2027	100,000
Total	$1,514,648

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Item 2. Other Information

None.

Item 3. Financial Statements

JABEZ BIOSCIENCES, INC.

BALANCE SHEET

	As of
	June 30, 2025 (unaudited)	December 31, 2024
ASSETS
CURRENT ASSETS
Cash	$176,963	$324,007
Prepaid assets	127,098	3,041
Deferred offering costs	64,248	64,248
TOTAL CURRENT ASSETS	368,309	391,296

OTHER ASSETS
Intangible assets, net	563,465	675,000
Total other assets	563,465	675,000
TOTAL ASSETS	$931,774	$1,066,296

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Notes payable, current, net of debt discount of $71,267 and $90,450	$378,734	$959,550
Accounts payable	343,942	275,565
Accrued interest payable, current	21,637	38,000
Accrued expenses	30,462	11,622
TOTAL CURRENT LIABILITIES	774,775	1,284,737

LONG TERM LIABILITIES
Note payable, long term, net of debt discount of $0 and $121,071	-	128,929
Accrued interest payable, long term	-	1,649
TOTAL LONG TERM LIABILITIES	-	130,578
TOTAL LIABILITIES	774,775	1,415,315

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, $0.00 par value, 10,000,000 shares authorized, 0 issued and outstanding at June 30, 2025 and December 31, 2024	-	-
Common stock, $0.00 par value, 100,000,000 shares authorized, 38,177,968 and 36,149,667 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively	2,808,382	1,580,071
Subscription receivable	(10)	(800,100)
Accumulated deficit	(2,651,373)	(1,128,990)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	156,999	(349,019)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$931,774	$1,066,296

The accompanying notes are an integral part of the financial statements.

JABEZ BIOSCIENCES, INC.

STATEMENT OF OPERATIONS

	Six Months Ended June 30, 2025 (unaudited)	For the Period From Inception (May 22, 2024) to June 30, 2024
REVENUE
Sales	$-	$-
Cost of goods	-	-
Gross profit	-	-

OPERATING EXPENSES
Research and development expense	638,010	-
Salaries and wages expense	282,462	-
Professional services expense	413,999	12,500
General and administrative expenses	14,733	-
Total operating expenses	1,349,204	12,500

LOSS FROM OPERATIONS	(1,349,204)	(12,500)

OTHER INCOME (EXPENSE)

Interest expense	(174,273)	(113)
Other (expense) income, net	1,094	-
TOTAL OTHER INCOME (EXPENSE), net	(173,179)	(113)

LOSS BEFORE INCOME TAXES	(1,522,383)	(12,613)

PROVISION FOR INCOME TAXES	-	-
NET LOSS	$(1,522,383)	$(12,613)

LOSS PER SHARE

Loss per share, basic and fully diluted	$(0.04)	$(0.00)

Weighted average number of common shares outstanding	36,928,974	14,566,113

The accompanying notes are an integral part of the financial statements.

JABEZ BIOSCIENCES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

(unaudited)

	COMMON STOCK		SUBSCRIPTION	ACCUMULATED	TOTAL
	SHARES	AMOUNT	RECEIVABLE	DEFICIT	EQUITY

BALANCE AT MAY 22, 2024	-	$-	$-	$-	$-

Shares issued for cash	17,115,500	2,000	-	-	2,000

Shares subscribed	13,550,000	1,300	(1,300)	-	-

Net loss	-	-	-	(12,613)	(12,613)

BALANCE AT JUNE 30, 2024	30,665,500	$3,300	$(1,300)	$(12,613)	$(10,613)

BALANCE AT DECEMBER 31, 2024	36,149,667	$1,580,071	$(800,100)	$(1,128,990)	$(349,019)

Shares issued for cash	650,000	650,000	800,100	-	1,450,100

Shares subscribed	50,000	10	(10)	-	-

Shares issued for services	300,000	300,000	-	-	300,000

Shares issued for conversion of debt	1,028,301	278,301	-	-	278,301

Net loss	-	-	-	(1,522,383)	(1,522,383)

BALANCE AT JUNE 30, 2025	38,177,968	$2,808,382	$(10)	$(2,651,373)	$156,999

The accompanying notes are an integral part of the financial statements.

JABEZ BIOSCIENCES, INC.

STATEMENT OF CASH FLOWS

	Six Months Ended June 30, 2025 (unaudited)	For the Period from Inception (May 22, 2024) to June 30, 2024
OPERATING ACTIVITIES

Net loss	$(1,522,383)	$(12,613)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	111,535	-
Amortization of shares issued for prepaid assets	123,975	-
Accrued interest payable	10,289	113
Amortization of debt discount	140,254	-
Shares issued for non-employee services	50,000	-
(Increase) decrease in:
Prepaid assets	1,969	-
Increase (decrease) in:
Accounts payable	68,377	-
Accrued expenses	18,840	-
NET CASH USED IN OPERATING ACTIVITIES	(997,144)	(12,500)

INVESTING ACTIVITIES

NET CASH USED IN INVESTING ACTIVITIES	-	-

FINANCING ACTIVITIES

Proceeds from notes payable	200,000	22,500
Repayment of notes payable	(800,000)	-
Shares issued for cash	1,450,100	2,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	850,100	24,500
NET INCREASE (DECREASE) IN CASH	(147,044)	12,000
CASH AT BEGINNING OF PERIOD	324,007	-
CASH AT END OF PERIOD	$176,963	$12,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid	$23,729	$-
Taxes paid	$-	$-

NON-CASH INVESTING AND FINANCING INFORMATION

Shares issued in exchange for subscriptions receivable	$10	$1,300
Shares issued in exchange for conversion of debt	$278,301	$-
Shares issued in exchange for prepaid assets	$250,000	$-

The accompanying notes are an integral part of the financial statements.

JABEZ BIOSCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2025

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business

Jabez Biosciences, Inc. (“Jabez”, the “Company”) was incorporated in the state of Florida on May 22, 2024. The Company is a biotechnology company developing liquid and solid tumor therapies. The current business model is designed around furthering the development of its current product portfolio in new and exciting therapeutic areas such as oncology.

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the accompanying financial statements include all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly the Company’s financial position, results of operations, and cash flows.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash – For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. At times, balances of cash and cash equivalents at financial banking institutions exceeded the federally insured limit of $250,000. The Company regularly monitors the financial condition of the institution in which it has depository accounts and believes the risk of loss is minimal.

Income Taxes – The Company accounts for income taxes in accordance with Accounting Standards Codification (“ASC”) 740, Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between reporting of income and expenses for financial reporting purposes and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes.

ASC 740 clarifies the accounting and reporting for uncertainties in income tax law within subtopic ASC 740-10-25-5. The guidance prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Management believes that there is no liability related to uncertain tax positions as of June 30, 2025.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – During the six months ended June 30, 2025, there were new accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

Going Concern Risk – The accompanying financial statements have been prepared in conformity with GAAP, which contemplate the continuation of the Company as a going concern, which is dependent upon the Company’s ability to obtain sufficient financing or establish itself as a profitable business. As of June 30, 2025, the Company had an accumulated deficit of $2,651,372, and for the six months ended June 30, 2025, the Company had a net loss of $1,522,383. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date the financial statements are issued.

The Company’s continuation as a going concern is dependent upon its ability to obtain additional financing, generate revenues, and ultimately achieve profitable operations. Management is actively pursuing funding opportunities and has demonstrated the ability to raise capital, as discussed in Note 10, Subsequent Events. However, there can be no assurance that management will be successful in obtaining additional funding or in attaining profitable operations.

Fair Value of Financial Instruments – The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this additional information in the notes to financial statements when the fair value is different than the carrying value of those financial instruments. The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Company are disclosed in the respective accounting policies. The estimated fair value of cash and subscriptions receivable approximate their carrying amounts due to the short-term nature of these instruments. For debt instruments issued at a discount, the carrying amount is initially recorded net of the unamortized discount, which is amortized to interest expense over the term of the debt using the effective interest method. When measuring fair value, the Company considers the impact of the discount, along with other relevant inputs such as market interest rates, credit spreads, and the terms of the instrument.

Earnings Per Share – Basic earnings per share (or loss per share), is computed by dividing the earnings (loss) for the period by the weighted average number of common stock shares outstanding for the period. Diluted earnings per share reflects potential dilution of securities by including other potentially issuable shares of common stock, including shares issuable upon conversion of convertible securities or exercise of outstanding stock options and warrants, in the weighted average number of common shares outstanding for the period. Therefore, because including shares issuable upon conversion of convertible securities and/or exercise of outstanding options and warrants would have an anti-dilutive effect on the loss per share, only the basic earnings (loss) per share is reported in the accompanying financial statements. The Company does not have other potentially issuable shares of stock.

Segment Reporting – Operating segments are components of an enterprise about which separate financial information is available and is evaluated regularly by management, namely the Chief Operating Decision Maker (“CODM”) of an organization, in order to determine operating and resource allocation decisions. By this definition, the Company has identified its Chief Executive Officer as the CODM. The Company is operating in one segment, Biotechnology. This segment is non-revenue generating and incurs expenses by developing its biotechnology product pipeline.

Research and Development – Research and development costs are expensed when incurred. During the six months ended June 30, 2025, research and development expenses totaled $638,010.

Intangible Assets - The Company recorded the upfront license fee and the probable and estimable maintenance fees as a finite-lived intangible asset in accordance with ASC 350-30, Intangibles – Goodwill and Other: General Intangibles Other Than Goodwill. The estimable maintenance fees are amortized on a straight-line basis over the period until they become due, and the license agreement is amortized on a straight-line basis over its estimated useful life of 15 years. The asset had a gross carrying amount of $675,000 as of January 1, 2025, and a net carrying amount of $563,465 as of June 30, 2025, reflecting amortization expense of $111,535 for the six months ended June 30, 2025. The asset is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Deferred Offering Costs – Deferred offering costs, consisting primarily of legal, accounting, and other fees directly related to the Company’s planned equity or debt offerings, are capitalized on the balance sheet. These costs are deferred until the completion of the related offering, at which time they are reclassified to equity (as a reduction of additional paid-in capital) or to debt (as a reduction of the carrying amount of the debt), depending on the nature of the offering. If the offering is abandoned, such costs are expensed immediately in the period in which the offering is terminated. At June 30, 2025, the Company recorded $64,248 of deferred offering costs.

NOTE 3 – DEBT

In August 2024, the Company entered into an unsecured note agreement with an unrelated party in the principal amount of $250,000 together with interest of 10%, with a maturity date of October 15, 2024. As of December 31, 2024 the note was in default, and accrued interest on this note was $9,452. This note was paid in full on January 13, 2025, including accrued interest of $10, 274.

In August 2024, the Company entered into an unsecured note agreement with a related party in the principal amount of $750,000 together with interest of 10%, with a maturity date of October 15, 2024. A partial payment of $200,000 on the principal balance of the note was paid in October 2024. As of December 31, 2024 the note was in default, and accrued interest on this note was $26,493. This note was paid in full on January 13, 2025. The accrued interest, in the amount of $28,301, was satisfied with the issuance of 28,301 shares of common stock. See Note 8, Related Party Transactions, for additional information.

In November 2024, the Company entered into a financing agreement with an unrelated party under which it issued a promissory note with a principal amount of $250,000 together with interest of 6%, payable at maturity on May 11, 2025. As part of the financing agreement, the Company also issued 250,000 shares of its common stock. The relative fair value of the common stock was determined to be $124,973, which was recorded as a debt discount and amortized over the term of the note using the effective interest rate method.

On May 29, 2025, the principal of the note was converted into 1,000,000 shares of common stock, accompanied with a put option that entitles the holder to require the company to repurchase 250,000 shares at a price of $300,000 on the 6-month anniversary of execution of the agreement. The repurchase option requires a thirty-day prior written notice of intent to exercise. The accrued interest, in the amount of $7,438, was paid in full on May 30, 2025. As of June 30, 2025, the debt discount had been fully amortized. Amortization expense related to the debt discount for the six months ended June 30, 2025 was $90,450 and is included in interest expense in the accompanying statement of operations.

In December 2024, the Company entered into a financing agreement with an unrelated party under which it issued a promissory note with a principal amount of $250,000 together with interest of 16%, payable at maturity on March 16, 2026. As part of the financing agreement, the Company also issued 250,000 shares of its common stock. The relative fair value of the common stock was determined to be $125,198, which was recorded as a debt discount and will be amortized over the term of the note using the effective interest rate method.

As of June 30, 2025, the unamortized debt discount was $71,267, and the net carrying amount of the debt was $178,733. Amortization expense related to the debt discount for the six months ended June 30, 2025 was $49,804 and is included in interest expense in the accompanying statement of operations. The note had an outstanding principal balance of $250,000 as of June 30, 2025 and accrued interest of $21,538.

In April 2025, the Company entered into an unsecured note agreement with an unrelated party in the principal amount of $200,000 together with interest of 18%, with a maturity date of June 29, 2025. On June 29, 2025, accrued interest in the amount of $6,016 was paid in full, and the principal amount of the note was extended to a maturity date of August 29, 2025. All other terms and conditions of the note remained unchanged. As of June 30, 2025, the outstanding principal balance was $200,000 with accrued interest of $99. On August 29, 2025, accrued interest in the amount of $6,016 was paid in full and the principal amount of the note was extended to a maturity date of October 29, 2025. All other terms and conditions of the note remained unchanged.

As of June 30, 2025, the total principal amount of notes payable outstanding was $450,000. Of this amount, $200,000 is due in the year ending December 31, 2025, and $250,000 is due in the year ending December 31, 2026.

NOTE 4 – CAPITAL STRUCTURE

The total number of shares of stock which the corporation shall have authority to issue is 110,000,000 shares, of which 100,000,000 shares with zero par value shall be designated as Common Stock and 10,000,000 shares with zero par value shall be designated as Preferred Stock. As of June 30, 2025, the Company had 38,177,968 shares of its common stock issued and outstanding, and on December 31, 2024, the Company had 36,149,667 shares of its common stock issued and outstanding.

The Preferred Stock authorized by the Company’s Articles of Incorporation may be issued in one or more series. There have been no preferred shares designated as of June 30, 2025. The Board of Directors of the Corporation is authorized to determine or alter the rights, preferences, privileges, and restrictions granted or imposed upon any wholly unissued series of Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series, to determine the designation and par value of any series and to fix the numbers of shares of any series.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters – The Company is currently not a defendant in any litigation or threatened litigation that could have a material effect on the Company’s financial statements.

Master Service Agreement – On December 31, 2024, the Company entered into a one-year agreement that provides access to an AI-powered marketing software and robotic automation capabilities. Consideration for the contract consists of 250,000 shares of the Company’s common stock and a monthly fee of $7,500 beginning in April 2025.

License Agreement with OSIF – Under a separate licensing agreement with the Ohio State Innovation Foundation (“OSIF”), the Company is obligated to pay maintenance fees according to the following schedule: $25,000 on July 16, 2025; $50,000 on July 16, 2026; and $100,000 on July 16, 2027. Beginning in 2028, annual maintenance fees of $100,000 will continue to be payable on each anniversary of July 16 until the Company achieves its first commercial sale.

Put Option Agreement – On May 29, 2025, in connection with the conversion of the Company’s $250,000 promissory note into 1,000,000 shares of common stock, the Company granted the holder a put option to require the Company to repurchase 250,000 shares at a price of $300,000 on the 6-month anniversary of execution of the agreement. The repurchase option requires a thirty-day prior written notice of intent to exercise. As of June 30, 2025, no liability has been recorded related to the put option as the repurchase is contingent upon the holder’s election to exercise the option, and the Company will continue to evaluate the likelihood of exercise in future periods.

NOTE 6 – INCOME TAXES

For the six months ended June 30, 2025 and 2024, respectively, no income tax expense or benefit was recognized. The Company’s deferred tax assets are comprised primarily of net operating loss carryforwards. The Company maintains a full valuation allowance on its deferred tax assets since it has not yet achieved sustained profitable operations. As a result, the Company has not recorded any income tax benefit since its inception.

NOTE 7 – INTANGIBLE ASSETS

In July 2024, the Company entered into an exclusive license agreement (the “License Agreement”) with the Ohio State Innovation Foundation (OSIF), the technology transfer function of The Ohio State University, and Hendrix College, under which the Company obtained exclusive rights to key patent families and related intellectual property associated with a proprietary dihydroorotate dehydrogenase (“DHODH”) small molecule inhibitor. The License Agreement grants the Company exclusive rights to use the licensed patents and related intellectual property in connection with the development and commercialization of DHODH. Through note agreements with third parties discussed in Note 3, Debt, the total consideration paid to OSIF was $500,000 for the upfront license fee. The upfront license fee and the probable and estimable maintenance fees were capitalized as finite-lived intangible assets in the amount of $675,000 and are being amortized on a straight-line basis, with the maintenance fees amortized over the period until they become due and the license agreement amortized over its estimated useful life of 15 years. For the six months ended June 30, 2025, amortization expense totaled $111,535, reducing the carrying amount of the assets to $563,465 as of June 30, 2025. Amortization expense is recorded within research and development expenses in the accompanying statement of operations, and the assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

NOTE 8 – RELATED PARTY TRANSACTION

In August 2024, the Company entered into an unsecured note agreement with a member of its Board of Directors in the principal amount of $750,000. The note is classified as a related party transaction and bears interest at a rate of 10%, with a maturity date of October 15, 2024. A partial principal payment of $200,000 was paid in October 2024. The note was in default at December 31, 2024 with accrued interest of $26,493.  This note was paid in full on January 13, 2025. The accrued interest, in the amount of $28,301, was satisfied with the issuance of 28,301 shares of common stock.

In September 2024, the Company entered into a subscription agreement with a member of its Board of Directors for the purchase of common stock in a private transaction totaling $1,100,000. The Company had a subscription receivable of $800,000 as of December 31, 2024. The transaction was completed in January 2025, at which time the Company issued the corresponding shares.

During the six months ended June 30, 2025, the Company entered into subscription agreements with a third party entity to issue shares of its common stock. One of the Company’s non-officer directors is a member of the third party entity. Pursuant to these agreements, the Company issued 650,000 shares of common stock for total cash proceeds of $650,000, all of which was received during the six-month period ended June 30, 2025.

NOTE 9 – SEGMENT REPORTING

Operating segments are components of an enterprise about which separate financial information is available and is evaluated regularly by management, namely the CODM of an organization, in order to determine operating and resource allocation decisions. By this definition, the Company has identified its Chief Executive Officer as the CODM. The Company is operating in one segment, Biotechnology.

Biotechnology Segment: This segment is non-revenue generating and incurs expenses by developing its biotechnology product pipeline. The Biotechnology Segment had total assets of $931,775 as of June 30, 2025.

The Company believes that this structure reflects its current operational and financial management, and that it provides the best structure for the Company to focus on growth opportunities while maintaining financial discipline. The factors used to identify the Biotechnology operating segment were the difference in future potential revenue streams and customer base, the reporting structure for operational and performance information within the Company, and management’s decision to organize the Company around the future potential revenue generating activities of the segment.

Segment information relating the Company’s operating segment for the six months ended June 30, 2025 is as follows:

	Biotechnology Segment	Total
Sales	$–	$–
Total operating expenses	1,349,204	1,349,204
Loss from operations	(1,349,204)	(1,349,204)
Interest expense	(174,273)	(174,273)
Other (expense) income, net	1,094	1,094
Net loss	$(1,522,383)	$(1,522,383)

NOTE 10 – SUBSEQUENT EVENTS

Management has performed a review of all events and transactions occurring after June 30, 2025 through the date the financial statements were available to be issued for items that would require adjustment to or disclosure in the accompanying financial statements, noting no such items or transactions other than the following:

In August 2025, the Company extended the promissory note in the amount of $200,000 to a maturity date of October 29, 2025. Accrued interest in the amount of $6,016 was paid in full as of August 29, 2025.

Since June 30, 2025 and through the completion of these financial statements, the Company entered into stock purchase agreements for the issuance and sale of shares of common stock. The stock issuances were conducted in sales exempt from registration under Rule 701, Regulation D Rule 506(b) and Regulation A. A total of 1,450,000 shares of common stock were issued under Regulation D Rule 506(b), resulting in gross proceeds of $450,500. In the Company’s Regulation A offering, a total of 19,000 shares of common stock were issued, resulting in gross proceeds of $38,000. In addition, under Rule 701, the Company issued 600,000 shares of common stock for services rendered.

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation (Incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A (File No. 024-12509) filed on September 21, 2024)
2.3	Bylaws (Incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A (File No. 024-12509) filed on September 21, 2024)
3.1	Unsecured Promissory Note in the principal sum of $250,000 of Jabez Biosciences, Inc. as Maker, Dated December 16, 2024 (Incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 1-K (File No. 24R-00990) filed on May 06, 2025)
3.2	Unsecured Promissory Note in the principal sum of $12,500 of Jabez Biosciences, Inc. as Maker, Dated May 31, 2024 (Incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 1-K (File No. 24R-00990) filed on May 06, 2025)
4.1	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A/A (File No. 024-12509) filed on October 29, 2024)
6.1	Ohio State Innovation Foundation License Agreement (redacted) (Incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A/A (File No. 024-12509) filed on October 29, 2024)
6.2	Unsecured Promissory Note in the principal sum of $750,000 of Jabez Biosciences, Inc. as Maker, Dated August 14, 2024 (Incorporated by reference to Exhibit 6.2 to the Company’s Annual Report on Form 1-K (File No. 24R-00990) filed on May 06, 2025)
6.3	Unsecured Promissory Note in the principal sum of $250,000 of Jabez Biosciences, Inc. as Maker, Dated August 14, 2024 ((Incorporated by reference to Exhibit 6.3 to the Company’s Annual Report on Form 1-K (File No. 24R-00990) filed on May 06, 2025)
6.4	Unsecured Promissory Note in the principal sum of $250,000 of Jabez Biosciences, Inc. as Maker, Dated November 11, 2024 (Incorporated by reference to Exhibit 6.4 to the Company’s Annual Report on Form 1-K (File No. 24R-00990) filed on May 06, 2025)
6.5	Unsecured Promissory Note in the principal sum of $200,000 of Jabez Biosciences, Inc. as Maker, Dated April 29, 2025 (Incorporated by reference to Exhibit 6.5 to the Company’s Annual Report on Form 1-K (File No. 24R-00990) filed on May 06, 2025)
6.6*	Amendment to Unsecured Promissory Note in the principal sum of $200,000 of Jabez Biosciences, Inc. as Maker Dated June 29, 2025
6.7*	Amendment to Unsecured Promissory Note in the principal sum of $200,000 of Jabez Biosciences, Inc. as Maker Dated August 29, 2025
6.8*	Loan Conversion and Put Option Agreement of Jabez Biosciences , Inc. Dated May 29, 2025
6.9*	Subscription Agreement in the amount of $200,000, Jabez Biosciences, Inc. as Issuer, Dated November 14, 2024
6.10*	Subscription Agreement in the amount of $100,000, Jabez Biosciences, Inc. as Issuer, Dated January 21, 2025
6.11*	Subscription Agreement in the amount of $100,000, Jabez Biosciences, Inc. as Issuer, Dated February 24, 2025
6.12*	Subscription Agreement in the amount of $100,000, Jabez Biosciences, Inc. as Issuer, Dated March 25, 2025
6.13*	Subscription Agreement in the amount of $100,000, Jabez Biosciences, Inc. as Issuer, Dated April 28, 2025
6.14*	Subscription Agreement in the amount of $100,000, Jabez Biosciences, Inc. as Issuer, Dated May 28, 2025
6.15*	Subscription Agreement in the amount of $150,000, Jabez Biosciences, Inc. as Issuer, Dated June 27, 2025
6.16*	Subscription Agreement in the amount of $150,000, Jabez Biosciences, Inc. as Issuer, Dated July 28, 2025
6.17*	Subscription Agreement in the amount of $150,000, Jabez Biosciences, Inc. as Issuer, Dated August 29, 2025
6.18*	Subscription Agreement in the amount of $150,000, Jabez Biosciences, Inc. as Issuer, Dated September 26, 2025

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe the information contained within this Form 1-SA is true and correct to the best of its knowledge and belief and has duly signed this Form 1-SA in Zionsville, IN on September 30, 2025.

JABEZ BIOSCIENCES, INC.

	By:	/s/ Tamara Jovonovich
Date: September 30, 2025		Tamara Jovonovich
President and Director (Principal Executive Officer)